Mail Stop 3561
      							September 22, 2005

Via U.S. Mail and Fax (785) 856-9910
Mr. Darius G. Nevin
Executive Vice President and Chief Financial Officer
Protection One, Inc.
1035 N. 3rd Street
Suite 101
Lawrence, Kansas 66044

	RE:	Protection One, Inc.
		Protection One Alarm Monitoring Inc.
File Nos. 1-12181-01 and 1-12181, respectively
      Form 10-K for the fiscal year ended December 31, 2004
      Form 10-K/A  for the fiscal year ended December 31, 2004
		Filed March 17, 2005 and March 24, 2005, respectively Forms 10-Q for the quarters ended March 31, 2005 and
June
30, 2005

Dear Mr. Nevin:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

							Sincerely,



							/s/ Larry Spirgel
      						Assistant Director